OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PILGRIM'S PRIDE CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	75-1285071
(State of incorporation or organization)	(IRS Employer Identification No.)

1770 PROMONTORY CIRCLE, GREELEY, COLORADO	80634
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:        N/A          (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of class)

(Title of class)

Item 1.

General

     This Registration Statement on Form 8-A is being filed by Pilgrim's Pride Corporation, a Delaware corporation ("Company"), in connection with the registration of its common stock, par value $0.01 per share (the "Common Stock"), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the transfer of the listing of its Common Stock to the NASDAQ Global Select Market. The Company's Certificate of Incorporation authorizes the issuance of 800,000,000 shares of Common Stock and 50,000,000 shares of preferred stock (the "Preferred Stock"). The Common Stock is governed by the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") filed by the Company with the State of Delaware and its Amended and Restated Corporate Bylaws (the "Bylaws"), each effective as of December 28, 2009, as they may be amended after the date hereof.

     The following is subject to and qualified by the full terms of the Certificate of Incorporation, the Bylaws, the Stockholders Agreement (as defined below) and the Delaware General Corporation Law, as amended.

Description of the Capital Stock

Voting Rights

     As of November 30, 2012, there were 258,999,033 shares of Common Stock outstanding which were held of record by 182 stockholders. We are authorized to issue additional shares of Common Stock without further stockholder approval, except as may be required by applicable law or stock exchange regulations. All shares of Common Stock have identical rights and privileges. The holders of our Common Stock have one vote per share on all matters submitted to a vote of the stockholders, including election of directors; provided, however that, except as otherwise required by law, holders of the Common Stock will not be entitled to vote on any amendment of the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more of such other series, to vote thereon pursuant to the Certificate of Incorporation. There are no cumulative voting rights for the Common Stock, and any right to vote is subject to the board of directors of the Company fixing a record date for voting stockholders.

Liquidation and Dissolution

     In the event of a liquidation, dissolution or winding up of the Company, after payment in full of all amounts owed to the Company's creditors and holders of any outstanding shares of Preferred Stock, the remaining assets of the Company will be distributed ratably to the holders of shares of Common Stock. The rights, preferences and privileges of holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future without stockholder approval.

Dividend Rights

     Subject to limitations under the Delaware General Corporation Law (the "DGCL"), preferences that may apply to any outstanding shares of Preferred Stock and contractual restrictions, holders of Common Stock are entitled to receive ratably dividends or other distributions when and if declared by the Company's board of directors.

     The payment of any future dividends to the Company's stockholders will depend on decisions that will be made by the board of directors of the Company and will depend on then-existing conditions, including the Company's financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects. The ability of the board of directors of the Company to declare dividends also will be subject to the rights of any holders of outstanding shares of Preferred Stock and the requirements of the DGCL with respect to the availability of sufficient funds to pay dividends.

Assessments and Liability

     Holders of Common Stock are not subject to further calls or assessments as a result of their holding shares of the Common Stock. No personal liability will attach to holders of Common Stock under the laws of the State of Delaware (the Company's state of incorporation).

Stockholders Agreement

     The Stockholders Agreement (as amended, the "Stockholders Agreement") between the Company and JBS USA Holdings, Inc. (“JBS USA”) dated December 28, 2009, as amended, sets forth certain rights with respect to the Common Stock, corporate governance and other related corporate matters. Generally, the terms of the Stockholders Agreement are as follows:

  As of December 27, 2012, the board of directors of the Company consists of two categories of directors: (i) six directors designated by JBS USA. (the "JBS Directors") and (ii) three directors designated as "Equity Directors" or their successors nominated or appointed by the Equity Nominating Committee (as defined in the Certificate of Incorporation) or any stockholders other than JBS USA and its affiliates (the "Minority Investors"). Only Equity Directors can serve on the Equity Nominating Committee. The Stockholders Agreement contains terms regarding the appointment and removal of directors, the requirement for certain directors to be "independent" for purposes of applicable Securities and Exchange Commission rules and exchange listing requirements and the change in the size of the board of directors or relative numbers of JBS Directors and Equity Directors in the event that the respective parties' ownership percentages change or in the event of changes in applicable law or exchange listing requirements.

  The approval of at least a majority of the Equity Directors is required for certain actions, including the amendment or repeal of certain provisions of the Certificate of Incorporation or Bylaws or amendments that would or could reasonably be expected to adversely affect, in any material respect, the rights of the Minority Investors.

  JBS USA is required to cause all shares of Common Stock beneficially owned by it or its affiliates to be voted, or to abstain from voting, in the same proportion as the shares of Common Stock held by the Minority Investors vote, or abstain from voting, with respect to (A) the election or removal of Equity Directors and (B) proposals to adopt, amend or repeal the Bylaws that would adversely affect, or could reasonably be expected to adversely affect, in any material respect, the rights of the Minority Investors, as a class. With respect to all other matters submitted to a vote of holders of Common Stock, JBS USA may vote, or abstain from voting, shares of Common Stock held by it in its sole and absolute discretion.

  The Company is permitted to make repurchases of Common Stock from Minority Investors in the ordinary course if the following conditions are met:
  none of JBS USA and its affiliates (other than the Company) provides the cash or property used to effectuate the redemption or repurchase directly or indirectly;

  the cash or property used to effectuate the redemption or repurchase is derived solely from the Company's operating cash flows, and not borrowings, equity issuances or sale or exchange transactions occurring outside of the ordinary course of business;

  the redemption or repurchase qualifies for the safe harbor from liability available under Rule 10b-18 of the Exchange Act and the redemption or repurchase does not, and is not reasonably likely to, cause the Company to cease to comply with the applicable continued listing standards of the national securities exchange on which the Common Stock is listed.

     The Stockholders Agreement may be terminated (i) by written agreement of the parties, or (ii) in the event that JBS USA owns 100% of the Common Stock, subject to the survival of certain covenants. The Equity Nominating Committee, acting by majority vote, will have the right to control the Company's exercise of its rights and remedies under the Stockholders Agreement.

Other Rights

     Holders of Common Stock do not have pre-emptive, subscription or redemption rights.

Common Stock Outstanding Prior to December 28, 2009

     On December 1, 2008, the Company, and certain of its wholly-owned subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division, seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code. On December 10, 2009, the Bankruptcy Court entered an order approving and confirming the joint plan of reorganization (the "Plan of Reorganization") and the Company emerged from its Chapter 11 bankruptcy proceedings on December 28, 2009. Upon the Company's emergence from its Chapter 11 bankruptcy proceedings on December 28, 2009, the Company's common stock outstanding prior thereto was cancelled and converted into the right to receive shares of Common Stock issued pursuant to the Plan of Reorganization.

Blank Check Preferred Stock

     Under the terms of the Certificate of Incorporation, the Company's board of directors is authorized to issue from time to time, without stockholder approval, up to an aggregate of 50,000,000 shares of Preferred Stock in one or more series and to fix the designation, voting rights, powers, preferences and rights and any qualifications, limitations or restrictions of the shares of each series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If the Company's board of directors decides to issue shares to persons supportive of current management, this could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. See "Anti-takeover Effects of Provisions of the DGCL and Provisions in the Certificate of Incorporation and Bylaws" below.

Anti-takeover Effects of Provisions of the DGCL and Provisions in the Certificate of Incorporation and Bylaws

     The DGCL contains, and the Certificate of Incorporation and Bylaws contain, a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company. In addition, provisions of the Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by stockholders of the Company.

Section 203

     The Company is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board or unless the business combination was approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Certificate of Incorporation and Bylaws

     The Certificate of Incorporation and Bylaws provide for the following, which, in each case, may have the effect of discouraging transactions that involve an actual or threatened change of control of the Company:

No Written Consent of Stockholders

     Any action to be taken by the Company's stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

     The Bylaws provide that the special meetings of stockholders of the Company may be called only by the Chairman of the Board, the Chief Executive Officer, the President, the affirmative vote of a majority of the Whole Board (as defined in the Bylaws) or the Equity Nominating Committee.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is Computershare Trust Company.

Item 2.

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Pilgrim’s Pride Corporation
3.2	Amended and Restated Corporate Bylaws of Pilgrim’s Pride Corporation
3.3	Stockholders Agreement dated December 28, 2009 between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc., as amended.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)	PILGRIM'S PRIDE CORPORATION

Date	DECEMBER 27, 2012

By	/s/ Fabio Sandri
Fabio Sandri
Chief Financial Officer

*Print the name and title of the signing officer under his signature.

Exhibit Index

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Pilgrim’s Pride Corporation
3.2	Amended and Restated Corporate Bylaws of Pilgrim’s Pride Corporation
3.3	Stockholders Agreement dated December 28, 2009 between Pilgrim’s Pride Corporation and JBS USA Holdings, Inc., as amended.